ICON Plc

Unaudited Interim Financial Statements

For the Interim Period from 1 January 2015 to 31 July 2015

Registered number: 145835

These unaudited interim financial statements have been prepared solely to present information about the Company on a stand-alone basis for filing with the Companies Registration Office. Separately prepared statutory annual financial statements for the year ended 31 December 2014 have been prepared in accordance with Company Law and were laid before the members at an Annual General Meeting on 24th July 2015 and will be filed with the Companies Registration Office together with its 2014 Annual Return.

ICON Plc

Unaudited Interim financial statements

Contents	Page

Directors and other information	1

Unaudited interim income statement	2

Unaudited interim statement of comprehensive income	3

Unaudited interim statement of financial position	4

Unaudited interim statement of cash flows	5

Unaudited interim statement of changes in equity	6 –7

Notes forming part of the interim financial statements	8 – 30

ICON Plc

Directors and other information

Directors	Thomas Lynch (British)
Ciaran Murray
Dr. John Climax
Dr. Ronan Lambe
Prof. Dermot Kelleher
Declan McKeon
Mary Pendergast (American)
Prof. William Hall
Dr. Hugh Brady

Secretary	Diarmaid Cunningham

Registered office	South County Business Park
Leopardstown
Dublin 18

Solicitors	A & L Goodbody
IFSC
25-28 North Wall Quay
Dublin 1

Cahill Gordon Reindel LLP
80 Pine Street
NY 10005
USA

Registrars	Computershare Investor Services (Ireland) Limited
Herron House
Corrig Road
Sandyford Industrial Estate
Dublin 18

Bankers	Citibank
Canada Square Canary Wharf
London E145LB
United Kingdom

ICON Plc

Unaudited interim income statement
for the period ended 31 July 2015

	Note	Period ended	Year ended
		31 July	31 December
		2015 Unaudited	2014 Audited
		$’000	$’000

Turnover – continuing operations	2	34,958	74,409

Direct costs	3	(15,666)	(30,925)
Other operating expenses, net	4	(22,543)	(48,201)

Operating loss – continuing operations		(3,251)	(4,717)

Profit on disposal of subsidiary undertaking	5	350,000	-

Financing income	6	-	141,030

Profit on ordinary activities before taxation		346,749	136,313

Tax on profit on ordinary activities	7	(491)	(876)

Profit for the interim period - equity		346,258	135,437

On behalf of the Board

Declan McKeon	Ciaran Murray
Director	Director

ICON Plc

Unaudited interim statement of comprehensive income
for the period ended 31 July 2015

	Period ended	Year ended
	31 July	31 December
	2015 Unaudited	2014 Audited
	$’000	$’000

Other Comprehensive Income

Items that are or may be subsequently reclassified to the income statement:

Currency translation differences	(54,538)	(84,923)

Other comprehensive loss for the interim period net of tax	(54,538)	(84,923)

Profit for the interim period	346,258	135,437

Total comprehensive income for the interim period	291,720	50,514

Attributable to:
Equity holders of the Company	291,720	50,514

Total comprehensive income for the interim period	291,720	50,514

On behalf of the Board

Declan McKeon	Ciaran Murray
Director	Director

ICON Plc

Unaudited interim statement of financial position
for the period ended 31 July 2015

		Period ended	Year ended
	Note	31 July	31 December
		2015 Unaudited	2014 Audited
ASSETS		$’000	$’000
Non-current assets
Property, plant and equipment	9	404	614
Intangible assets	10	152	197
Investment in subsidiaries	11	400,737	468,124
Deferred tax asset, net	7	531	410

Total non-current assets		401,824	469,345

Current assets
Other current assets	12	3,678	2,951
Amounts due from subsidiary undertakings		395,048	148,272
Current taxes receivable		-	151
Cash and cash equivalents		81,951	4,516

Total current assets		480,677	155,890

Total assets		882,501	625,235
EQUITY
Share capital	13	5,008	5,037
Share premium	14	232,956	221,965
Capital redemption reserve	14	363	305
Share based payment reserve	14	65,103	58,614
Other reserves	14	6,071	6,071
Functional currency translation reserve	14	(113,576)	(59,038)
Retained earnings	14	673,013	368,553

Attributable to equity holders		868,938	601,507

Total equity		868,938	601,507
LIABILITIES

Current liabilities
Accounts payable		158	27
Accrued and other liabilities		13,076	23,701
Current taxes payable		329	-

Total current liabilities		13,563	23,728

Total liabilities		13,563	23,728

Total equity and liabilities		882,501	625,235

On behalf of the Board

Declan McKeon	Ciaran Murray
Director	Director

ICON Plc

Unaudited interim statement of cash flows
for the period ended 31 July 2015

	Period ended	Year ended
	31 July	31 December
	2015 Unaudited	2014 Audited
	$’000	$’000

Profit for the financial period	346,258	135,437
Adjustments to reconcile net income to net cash generated from operating activities
Depreciation	163	423
Amortisation of intangible assets	85	186
Share based payment	5,557	7,567
Profit on disposal of subsidiary	(350,000)	-
Income tax expense	491	976
Operating cash inflow before changes in working capital	2,554	144,589
(Increase)/decrease in other current assets	(726)	(224)
Increase/(decrease) in accounts payable and accrued and other liabilities	(10,479)	263
Increase/(decrease) in income taxes payable	359	7
Cash (used in)/provided by operations	(8,292)	144,634
Income taxes paid	(491)	(976)
Net cash (outflow)/inflow from operating activities	(8,783)	143,659
Investing activities
Purchase of computer software	(60)	(106)
Purchase of property, plant and equipment	-	(90)
Disposal of subsidiary undertaking	350,000
Increase in investment in subsidiaries	-	(13,283)
Net cash provided by/(used in) investing activities	349,940	(13,479)
Financing activities
Increase in amounts due from subsidiary undertakings	(216,543)	(10,667)
Proceeds from exercise of share options and RSU’s	11,024	22,274
Share issuance costs	(4)	(20)
Repurchase of ordinary shares	(57,892)	(140,030)
Share repurchase costs	(289)	(1,032)
Net cash used in financing activities	(263,704)	(129,475)
Net increase in cash and cash equivalents	77,453	705
Effect of exchange rate changes	(18)	(22)
Cash and cash equivalents the at start of the period	4,516	3,833
Cash and cash equivalents at the end of the period	81,951	4,516

ICON Plc

Unaudited interim statement of changes in equity
for the period ended  31 July 2015

				Capital	Share Based
	Number	Share	Share	Redemption	Payment	Other	Currency	Retained	Total
	of shares	Capital	Premium	Reserve	Reserve	Reserves	Reserve	Earnings	Equity
		$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Balance at 1 January 2015	60,106,780	5,037	221,965	305	58,614	6,071	(59,038)	368,553	601,507

Total comprehensive income for the interim period:
Profit for the interim period	-	-	-	-	-	-	-	346,258	346,258
Other comprehensive income
Foreign currency translation	-	-	-	-	-	-	(54,538)	-	(54,538)

Total other comprehensive income	-	-	-	-	-	-	(54,538)	346,258	291,720

Total comprehensive income for the interim period	-	-	-	-	-	-	(54,538)	346,268	291,720

Transactions with owners, recorded directly in equity
Exercise of share options	422,255	29	10,980	-	-	-	-	-	11,009
Share-based payment					22,872				22,872
Issue of shares arising from issue of restricted share units	222,805	-	15	-	-	-	-	-	15
Share issue costs	-	-	(4)	-	-	-	-	-	(4)
Repurchase of ordinary shares	(882,419)	(58)	-	58	-	-	-	(57,892)	(57,892)
Share repurchase costs	-	-	-	-	-	-	-	(289)	(289)
Transfer of exercised and expired share–based awards	-	-	-	-	(16,383)	-	-	16,383	-

Total contributions by and distributions to owners	(237,359)	(29)	10,991	58	6,489	-	-	(41,798)	(24,289)
			1

Total transactions with owners	(237,359)	(29)	10,991	58	6,489	-	-	(41,798)	(24,289)

Balance at 31 July 2015	59,869,421	5,008	232,956	363	65,103	6,071	(113,576)	673,013	868,938

ICON Plc

Statement of changes in equity (Audited)
for the year ended 31 December 2014

				Capital	Share Based
	Number	Share	Share	Redemption	Payment	Other	Currency	Retained	Total
	of shares	Capital	Premium	Reserve	Reserve	Reserves	Reserve	Earnings	Equity
		$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Balance at 1 January 2014	61,587,727	5,168	199,785	100	44,785	6,071	25,885	365,282	647,076

Total comprehensive income for the year:
Profit for the year	-	-	-	-	-	-	-	135,437	135,437
Other comprehensive income
Foreign currency translation	-	-	-	-	-	-	(84,923)	-	(84,923)

Total other comprehensive income	-	-	-	-	-	-	(84,923)	135,437	50,514

Total comprehensive income for the year	-	-	-	-	-	-	(84,923)	135,437	50,514

Transactions with owners, recorded directly in equity
Exercise of share options	926,407	74	22,182	-	-	-	-	-	22,256
Share-based payment					22,725				22,725
Issue of shares arising from issue of restricted share units	233,726	-	18	-	-	-	-	-	18
Share issue costs	-	-	(20)	-	-	-	-	-	(20)
Repurchase of ordinary shares	(2,640,610)	(205)	-	205	-	-	-	(140,030)	(140,030)
Share repurchase costs	-	-	-	-	-	-	-	(1,032)	(1,032)
Transfer of exercised and expired share–based awards	-	-	-	-	(8,896)	-	-	8,896	-

Total contributions by and distributions to owners	(1,480,477)	(131)	22,180	205	13,829	-	-	(132,166)	(96,083)

Total transactions with owners	(1,480,477)	(131)	22,180	205	13,829	0	0	(132,166)	(96,083)

Balance at 31 December 2014	60,106,780	5,037	221,965	305	58,614	6,071	(59,038)	368,553	601,507

ICON Plc

Notes to the unaudited financial statements for the interim period ended 31 July 2015

1.	Basis of preparation and significant accounting policies

The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the Company’s financial statements.

Basis of preparation

The Company’s unaudited interim financial statements (‘the interim financial statements’) have been prepared in accordance with measurement and recognition principles of International Financial Reporting Standards (‘IFRS’) and their interpretations issued by the International Accounting Standards Board (‘IASB’) as adopted by the European Union (‘EU’), that are effective as at 31 July 2015.

These non-statutory unaudited interim financial statements have been prepared solely to present information about the Company on a stand-alone basis for filing with the Company Registration Office. Separately prepared statutory annual financial statements have been prepared in accordance with Company Law and have been laid before the Annual General Meeting of the Company on 24 July 2015. These annual statutory financial statements will be filed with the Companies Registration Office with the 2014 Annual Return. These financial statements include the financial statements of the Company and all of its branches (Italy, Latvia, Lithuania and Poland); all inter branch transactions and balances have been eliminated in their preparation.

The interim financial statements of the Company were approved for issue by the Board of Directors on 27 August 2015.

Turnover

The Company earns revenue from contract research services provided in Italy, Latvia, Lithuania and Poland and recognises revenue as such services are provided. The costs of providing such services are remunerated on a cost plus basis by a fellow group undertaking. Turnover represents the invoiced fair value (excluding value added tax) to the fellow group undertaking for services provided during the period. The Company also earns revenue by recharging subsidiary undertakings for management services provided to them. Turnover represents the invoiced fair value (excluding value added tax) plus a mark-up for those services.

Intangible assets – computer software

Intangible assets are stated at cost less accumulated amortisation and impairment losses. Useful lives of intangible assets are reviewed and adjusted if appropriate at each reporting date. Residual value is estimated to be zero. Amortisation is charged to the income statement on a straight line basis over the estimated useful lives of intangible assets, currently estimated as follows:

Years
Computer software	2-8

Foreign currencies

The presentation currency of the Group and Company is US Dollars ($). The functional currency of the Company is Euros. The Company financial statements have been presented in US dollars due to the Company’s international operations and profile. The foreign currency exchange differences arising from the translation of the financial statements of the company and its branches to US dollars are transferred to the foreign currency translation reserve. Transactions in currencies other than Euro are recorded at the rate ruling at the date of the transaction or at a contracted rate. Monetary assets and liabilities denominated in currencies other than Euro are translated at exchange rates prevailing at the statement of financial position date. Adjustments resulting from these transactions are charged or credited to income.

ICON Plc

Notes (continued)

1.	Accounting policies (continued)

Property, plant and equipment

Items of property, plant and equipment are stated at cost less accumulated depreciation and any provisions for impairment losses.

Depreciation is calculated to write off the original cost of property, plant and equipment less its estimated residual value over its expected useful lives on a straight line basis. Residual values and useful lives of property, plant and equipment are reviewed and adjusted if appropriate at each reporting date. At present it is estimated that all items of property, plant and equipment have no residual value. The estimated useful lives applied in determining the charge to depreciation are as follows:

Years
Computer software	2-8
Office furniture and fixtures	8

Leasehold improvements are amortised using the straight-line method over the estimated useful life of the asset or the lease term, whichever is shorter.

On disposal of property, plant and equipment the cost and related accumulated depreciation and impairments are removed from the financial statements and the net amount, less any proceeds, is taken to the income statement.

The carrying amounts of property, plant and equipment are reviewed at each reporting date to determine whether there is any indication of impairment. Where such an indication exists an impairment review is carried out. An impairment loss is recognised whenever the carrying amount of an asset or its cash generation unit exceeds its recoverable amount. Impairment losses are recognised in the income statement unless the asset is recorded at a re-valued amount, in which case it is firstly dealt with through the revaluation reserve with any residual amount being transferred to the income statement.

Subsequent costs are included in an asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the replaced item can be measured reliably. All other repair and maintenance costs are charged to the income statement during the financial period in which they are incurred.

ICON Plc

Notes (continued)

1.	Accounting policies (continued)

Investments in subsidiaries

Investments in subsidiary undertakings are stated at cost less provision for impairment in the Company’s statement of financial position. Non-trading loans to subsidiary undertakings are initially recorded at fair value in the Company statement of financial position and subsequently at amortised cost using an effective interest rate methodology.

Share based payments received by employees of subsidiary undertakings without a related recharge / payment from the subsidiary undertaking, is considered a gift to that subsidiary undertaking, and as a result increases the investment in the subsidiary undertaking.

Other receivables

Other receivables are initially measured at fair value and are thereafter measured at amortised cost using the effective interest rate method less any provision for impairment. A provision for impairment of other receivables is recognised when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. Impairment losses, and any subsequent recovery of such losses, are recognised in the income statement within ‘other operating expenses’.

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with initial maturities of three months or less and are stated at cost, which approximates market value.

Accounts payable

Account payable are recognised initially at fair value and subsequently measured at amortised cost using the effective interest rate method.

Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where ordinary shares are repurchased by the Company they are cancelled and the nominal value of the shares is transferred to a capital redemption reserve fund within equity.

ICON Plc

Notes (continued)

1.	Accounting policies (continued)

Employee benefits

(a) Pension and other post-employment benefits

The Company operates a defined contribution pension plan. A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity. The Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. Contributions to defined contribution pension plans are expensed as incurred.

(b) Share-based payments

Share-based payments comprise options to acquire ordinary shares in the Company, restricted share units (RSUs) and performance share units (PSUs) in the form of ordinary share entitlements after a certain period of time. These are awarded to the certain key employees of the Group based on service conditions such as term of employment and individual performance. The fair value of options, RSUs and PSUs granted is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the individual become unconditionally entitled to the options, RSU or PSU. The fair value of options granted is measured using a binomial lattice model, taking into account the terms and conditions upon which the options were granted. The fair value of RSUs and PSUs is equal to the market price at date of grant. The total amount to be expensed is determined by reference to the fair value of the options, RSUs or PSUs granted, excluding the impact of any non-market service and performance vesting conditions (for example profitability, sales growth targets). There are no such non-market vesting conditions during the period in relation to options or RSUs that are expected to vest. The amount recognised as an expense is adjusted to reflect the actual number of share options, RSUs or PSUs that vest.

The share-based payment expense associated with the plans is recognised by the entity which receives services in exchange for the share-based payment compensation. Share-based payment expense is recognised over the requisite service period for awards of equity instruments to employees based on the grant date fair value of those awards expected to ultimately vest. Forfeitures are estimated on the date of grant and revised if actual or expected forfeiture activity differs materially from original estimates.

The income statement of the Company is charged with the expense related to the services received by the Company. The remaining portions of the share-based payments represent a contribution to Company entities and are added to the carrying amount of those investments. Under an agreement, the subsidiaries pay the Company an amount equal to the value of the ordinary shares issued that is in excess of the award exercise price with such amount reducing theCompany’s investment in its subsidiaries. The net effect of the grant date fair value of the Company’s share-based compensation to employees of the Company’s subsidiaries and recharges received from those subsidiaries is presented as a movement in financial fixed assets.

Direct costs

Direct costs consist of compensation, associated employee benefits and share-based payments for project-related employees and other direct project-related costs.

ICON Plc

Notes (continued)

1.	Accounting policies (continued)

Other operating expenses

Other operating expenses consist of compensation, associated employee benefits and share-based payments for non-project-related employees and other indirect costs associated with the business. Other operating expenses also includes depreciation expenses and the amortisation of intangible assets.

Financing income

Interest income is recognised in the income statement as it accrues, using the effective interest rate method and includes interest receivable on funds invested and actuarial gains on pension plan assets. Financing income also includes dividends received from group undertakings.

ICON Plc

Notes (continued)

1.	Accounting policies (continued)

Income tax

Income tax expense in the income statement represents the sum of income tax currently payable and deferred income tax.

Income tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement as it excludes items of income or expense that are taxable or deductible in other years and further excludes items that are not taxable or deductible. The Company’s liability for income tax is calculated using rates that have been enacted or substantially enacted at the reporting date. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity.

Deferred income tax is provided, using the liability method, on all differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes, except those arising from non-deductible goodwill or on initial recognition of an asset or liability which affects neither accounting nor taxable profit. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is expected to be realised or the liability to be settled.

Deferred tax assets are recognised for all deductible differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilised. The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit would be available to allow all or part of the deferred income tax asset to be utilised.

Leased assets

Expenditure on leases other than finance leases, namely 'operating leases', is charged to the income statement on a basis representative of the benefit derived from the asset, on a straight line basis over the lease period.

2.	Turnover
		Period ended	Year ended
		31 July	31 December
		2015	2014
		$’000	$’000

	Activity
	Management services	17,842	35,750
	Clinical research income	17,116	38,659

		34,958	74,409

ICON Plc

Notes (continued)

2.	Turnover(continued)

	Geographical area
		Period ended	Year ended
		31 July	31 December
		2015	2014
		$’000	$’000

	Ireland	17,842	35,750
	Europe	17,116	38,659

		34,958	74,409

3.	Direct costs

		Period ended	Year ended
		31 July	31 December
		2015	2014
		$’000	$’000

	Payroll and related costs	14,897	28,947
	Other project related expenses	769	1,978

		15,666	30,925

4.	Other operating expenses

		Period ended	Year ended
		31 July	31 December
		2015	2014
		$’000	$’000

	Payroll and related costs	11,095	17,881
	Administrative expenses	12,450	30,802
	Depreciation expense	163	423
	Amortisation of intangible assets – computer software	85	186
	Other income	(40)	(145)
	Exchange gain	(1,210)	(946)

		22,543	48,201

ICON Plc

Notes (continued)

5.	Profit on disposal of subsidiary undertakings

		Period ended	Year ended
		31 July	31 December
		2015	2014
		$’000	$’000

	Profit on disposal of subsidiary undertakings	350,000	-

		350,000	-

On 30 July 2015 the Company sold a 13% shareholding in its subsidiary ICON Clinical Research Limited to ICON Investments Four, a fellow Group company, for total proceeds of $350 million. This subsidiary had a $nil original cost and therefore the part disposal resulted in a profit on disposal of $350 million which has been recorded in the income statement during the period ended 31 July 2015.

6.	Financing income

		Period ended	Year ended
		31 July	31 December
		2015	2014
		$’000	$’000

	Dividend income	-	141,030

ICON Plc

Notes (continued)

7.	Income tax expense

The components of the current and deferred tax expense for the period ended 31 July 2015 and year ended 31 December 2014 were as follows:

		Period ended 31 July 2015	Year ended 31 December 2014
		$’000	$’000
	Current tax expense
	Current period/year	403	1,054
	Under /(over) provided in prior years	209	(163)

		612	891
	Deferred tax charge/(credit)
	Origination and reversal of temporary differences	(2)	(5)
	Over provided in prior years	(119)	(10)
		(121)	(15)

	Total income tax expense in the income statement	491	876

    A reconciliation of the expected tax expense, computed by applying the standard Irish tax rate to income before tax to the actual tax expense, is as follows:

	Period ended 31 July 2015	Year ended 31 December 2014
	$’000	$’000

Profit before tax	346,749	136,313

Taxes at Irish standard tax rate of 12.5% (2014: 12.5%)	43,344	17,039

Effects of:
Non-taxable income and non-tax deductible expenses	(43,012)	(16,357)
Reversal of prior year under/(over) provision in respect of
current foreign taxes	90	(173)
Foreign and other income taxed at higher rates	174	321
Other	(105)	46

Tax expense on profit for the period/year	491	876

ICON Plc

Notes (continued)

7.	Income tax expense(continued)

	The net deferred tax assets at 31 July 2015 and 31 December 2014, were as follows:

		Period ended	Year ended
		31 July	31 December
		2015	2014
		$’000	$’000
	Deferred taxation assets:
	Accrued expenses and payments on account	425	274
	Property, plant and equipment	69	106
	Loans to subsidiaries	52	52

	Total deferred taxation assets	546	432

	Deferred taxation liabilities:
	Property, plant and equipment	(15)	(21)
	Accrued expenses and payments on account	-	(1)

	Total deferred taxation liabilities	(15)	(22)

	Net deferred taxation asset	531	410

    The movement in temporary differences during the period ended 31 July 2015 and year ended 31 December 2014 was as follows:

	Balance		Balance
	1 January	Recognised in	31 July
	2015	Income	2015
	$’000	$’000	$’000
Deferred taxation assets
Accrued expenses and payments on account	274	151	425
Property plant and equipment	106	(37)	69
Loans to subsidiaries	52	-	52

Total deferred taxation assets	432	114	546

Deferred taxation liabilities
Property, plant and equipment	(21)	6	(15)
Accrued expenses and payments on account	(1)	1	-

Total deferred taxation liabilities	(22)	7	(15)

Net deferred taxation asset	410	121	531

ICON Plc

Notes (continued)

7.	Income tax expense (continued)

		Balance		Balance
		1 January	Recognised in	31 December
		2014	Income	2014
		$’000	$’000	$’000
	Deferred taxation assets
	Accrued expenses and payments on account	270	4	274
	Property plant and equipment	105	1	106
	Loans to subsidiaries	52	-	52

	Total deferred taxation assets	427	5	432

	Deferred taxation liabilities
	Property, plant and equipment	(29)	8	(21)
	Accrued expenses and payments on account	(3)	2	(1)

	Total deferred taxation liabilities	(32)	10	(22)

	Net deferred taxation asset	395	15	410

At 31 July 2015 and 31 December 2014 the Company had no net operating loss carry forwards for income tax purposes and there were no deferred tax assets that have not been recognised.

ICON Plc

Notes (continued)

8.	Share-based payments

The Company operates a number of share based payment plans in which employees of the Group participate, including a number of share options plans and a restricted share unit plan, further details of which are set out in note 10 of the Group’s Annual Report for the year ended 31 December 2014, which is available publically and can be obtained at http://investor.iconplc.com/annuals.cfm.

Share options outstanding and exercisable at 31 July 2015 were as follows:

	Options Outstanding Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value	Weighted Average Remaining Contractual Life

Outstanding at December 31, 2014	2,227,700	$28.00	$10.40	-

Granted	259,059	$68.25	$19.75	-
Exercised	(422,255)	$26.07	$10.03	-
Forfeited	(46,648)	$23.47	$10.02	-

Outstanding at July 31, 2015	2,017,856	$33.67	$11.70	4.85

Exercisable at July 31, 2015	962,227	$25.88	$9.89	3.50

Restricted Share Units (“RSU’s”) and Performance Share Units (“PSU’s”) outstanding at 31 July 2015 were as follows:

	PSU Outstanding Number of Shares	PSU Weighted Average Fair Value	PSU Weighted Average Remaining Contractual Life	RSU Outstanding Number of Shares	RSU Weighted Average Fair Value	RSU Weighted Average Remaining Contractual Life

Outstanding at December 31, 2014	669,171	$39.78	1.77	1,038,996	$35.19	1.67

Granted	269,875	$68.06		378,804	$66.85	-
Shares vested	-	-		(222,805)	$25.36	-
Forfeited	(3,981)	$31.49		(44,570)	$39.48	-

Outstanding at July 31, 2015	935,065	$47.24	1.72	1,150,425	$47.35	1.92

ICON Plc

Notes (continued)

8.	Share-based payments (continued)

The Company accounts for share-based awards in accordance with IFRS 2 Share-based Payments. The grant date fair value of these awards is calculated using a binomial lattice model and expensed to the income statement over the period the related service is received. Operating profit for the period is stated after charging $5.6 million (2014: $7.6 million) in respect of share-based payments expense, representing the portion of the overall Group charge which relates to share-based awards granted to employees of the Company. Share-based payment expense has been recorded in the income statement as follows:

	Period Ended 31 July 2015	Year Ended 31 December 2014
	$’000	$’000

Other operating expenses	5,557	7,567

Total	5,557	7,567

ICON Plc

Notes (continued)

9.	Property, plant and equipment
		Leasehold	Computer	Office furniture &
		improvements	equipment	fixtures	Total
		$’000	$’000	$’000	$’000
	Cost
	At 1 January 2015	852	1,834	1,370	4,056
	Disposals	-	-	(23)	(23)
	Foreign currency movement	(63)	(136)	(102)	(301)

	At 31 December 2015	789	1,698	1,245	3,732

	Depreciation
	At 1 January 2014	756	1,602	1,084	3,442
	Charge for the period	16	75	72	163
	Eliminated on disposals	-	-	(23)	(23)
	Foreign currency movement	(56)	(118)	(80)	(254)

	At 31 July 2015	716	1,559	1,053	3,328

	Net book value
	At 31 July 2015	73	139	192	404

	At 31 December 2014	96	232	286	614

ICON Plc

Notes to the unaudited financial statements for the interim period ended 31 July 2015

9.	Property, plant and equipment (continued)

		Leasehold	Computer	Office furniture &
		improvements	equipment	fixtures	Total
		$’000	$’000	$’000	$’000
	Cost
	At 1 January 2014	980	2,017	1,563	4,560
	Additions	2	85	3	90
	Foreign currency movement	(130)	(268)	(196)	(594)

	At 31 December 2014	852	1,834	1,370	4,056

	Depreciation
	At 1 January 2014	817	1,636	1059	3,512
	Charge for the year	55	194	174	423
	Foreign currency movement	(116)	(228)	(149)	(493)

	At 31 December 2014	756	1,602	1,084	3,442

	Net book value
	At 31 December 2014	96	232	286	614

	At 31 December 2013	163	381	504	1,048

ICON Plc

Notes (continued)

10.	Intangible assets

		Computer Software $’000
	Cost:
	At 1 January 2015	1,148
	Additions	60
	Foreign exchange movement	(90)

	At 31 July 2015	1,118

	Accumulated amortisation:
	At 1 January 2015	951
	Arising during the period	85
	Foreign exchange movement	(70)

	At 31 July 2015	966

	Net book value:
	At 31 July 2015	152

	At 31 December 2014	197

Cost:
At 1 January 2014	1,396
Additions	106
Disposals/reclassifications	(192)
Foreign exchange movement	(162)

At 31 December 2014	1,148

Accumulated amortisation:
At 1 January 2014	892
Arising during the year	186
Foreign exchange movement	(127)

At 31 December 2014	951

Net book value:
At 31 December 2014	197

At 31 December 2013	504

ICON Plc

Notes (continued)

11.	Investment in subsidiaries

		Investment in Subsidiary Undertakings $’000	Long Term Advances to Subsidiary Undertakings $’000	Total $’000

	Cost:
	At 1 January 2015	436,030	32,094	468,124
	Share based payments	17,318	-	17,318
	Share subscription payment from subsidiary companies	(41,501)	-	(41,501)
	Foreign exchange movement	(40,277)	(2,927)	(43,204)

	At 31 July 2015	371,570	29,167	400,737

		Investment in Subsidiary Undertakings $’000	Long Term Advances to Subsidiary Undertakings $’000	Total $’000
	Cost:
	At 1 January 2014	488,337	36,473	524,810
	Additions (2)	13,283	-	13,283
	Share based payments	15,160	-	15,160
	Share subscription payment from subsidiary companies	(20,497)	-	(20,497)
	Foreign exchange movement	(60,253)	(4,379)	(64,632)

	At 31 December 2014	436,030	32,094	468,124

(1)
On 30 July 2015 the Company sold a 13% shareholding in its subsidiary ICON Clinical Research Limited to ICON Investments Four, a fellow Group company, for total proceeds of $350 million. This subsidiary had a $nil original cost and therefore the part disposal resulted in a profit on disposal of $350 million which has been recorded in the income statement during the period ended 31 July 2015.

(2)	In December 2014 the Company made a capital contribution of $13.3 million to its subsidiary ICON Medical Imaging AG.

ICON Plc

Notes (continued)

12.	Other current assets

	31 July	31 December
	2015	2014
	$’000	$’000

Prepayments	1,269	1,503
Other receivables	2,409	1,448

Total	3,678	2,951

13.	Share capital

Authorised share capital:	No. of Ordinary Shares

Ordinary shares of par value €0.06		100,000,000

	31 July	31 December
	2015	2014
	$’000	$’000

Allotted, called up and fully paid
59,869,421 (31 December 2014: 60,106,780) ordinary shares of €0.06 each	5,008	5,037

	31 July	31 December
	2015	2014
	$’000	$’000

Issued, fully paid share capital
At beginning of period/year	5,037	5,168
Exercise of share options	29	74
Repurchase of ordinary shares	(58)	(205)

At end of year	5,008	5,037

Rights of Ordinary Shares

Holders of ordinary shares will be entitled to receive such dividends as may be recommended by the Board of Directors of the Company and approved by the Shareholders and/or such interim dividends as the board of Directors of the Company may decide. On liquidation or a winding up of the Company, the par value of the ordinary shares will be repaid out of the assets available for distribution among the holders of the ordinary shares of the Company. Holders of ordinary shares have no conversion or redemption rights. On a show of hands, every holder of an ordinary share present in person or proxy at a general meeting of shareholders shall have one vote, for each ordinary share held with no individual having more than one vote.

ICON Plc

Notes (continued)

13. Share capital (continued)

Share issues

During the period ended 31 July 2015, 422,255 share options were exercised by employees for total proceeds of $11.0 million. During the period ended 31 July 2015 222,805 ordinary shares were issued in respect of RSU’s previously awarded by the Company for total proceeds of $15,000.

During the year ended 31 December 2014, 926,407 share options were exercised by employees for total proceeds of $22.3 million. During the year ended 31 December 2014, 233,726 ordinary shares were issued in respect of certain RSU’s previously awarded by the Company for total proceeds of $18,000.

Share repurchase programme

On 1 May 2015 the Company commenced a buyback program under which the Company could acquire its outstanding ordinary shares (by way of redemption), in accordance with Irish law, the United States securities laws and the Company’s constitutional documents through open market share acquisitions.

The buyback program gave a broker authority to acquire the Company’s ordinary shares from time to time on the open market in accordance with agreed terms and limitations up to $60 million. The acquisition of shares pursuant to the buyback program was effected by way of redemption and cancellation of the shares, in accordance with the Constitution of the Company.

During the interim period ended 31 July 2015, 882,419 ordinary shares were redeemed by the Company under this buyback program for a total consideration of $58.2 million. All ordinary shares that were redeemed under the buyback program were cancelled in accordance with the Constitution of the Company and the nominal value of these shares transferred to a capital redemption reserve fund as required under Irish Company Law.

On 28 July 2015 the Company announced a further buyback program of up to $400 million under which the Company can acquire its outstanding ordinary shares (by way of redemption), in accordance with Irish law, the United States securities laws and the Company’s constitutional documents through open market share acquisitions. The buyback program gives a broker authority to acquire the Company’s ordinary shares from time to time on the open market in accordance with agreed terms and limitations. The acquisition of shares pursuant to the buyback program will be effected by way of redemption and cancellation of the shares, in accordance with the Constitution of the Company.

ICON Plc

Notes (continued)

14.	Capital and reserves

	31 July	31 December
	2015	2014
	$’000	$’000

Ordinary share capital	5,008	5,037
Share premium	232,956	221,965
Share based payment reserve	65,103	58,614
Capital redemption reserve	363	305
Other reserves	6,071	6,071
Foreign currency translation reserve	(113,576)	(59,038)
Retained Earnings	673,013	368,553

Total	868,938	601,507

Share based payment reserve

The grant date fair value of share-based awards is calculated using a binomial lattice model and recorded in the Company financial statements over the period the related service is received, as an expense in the income statement in respect of awards to Company employees and as a financial asset in respect of awards to other Group employees, with a corresponding increase in the share-based payments reserve in both cases. On exercise or forfeiture of the award, an amount equal to the grant date fair value is transferred from the share-based payments reserve to retained earnings.

Capital redemption reserve
The Capital Redemption Reserve comprises the nominal value of shares repurchased and cancelled by the Group and transferred from share capital to the capital redemption reserve fund, as required under Irish Group Law. During the period ended 31 July 2015, 882,419 (31 December 2014: 2,640,610) ordinary shares were repurchased and cancelled by the Group.

Other reserves
In 2005 the Company recognised a share-based payment charge of $6.1 million, representing the fair value of 576,000 ordinary shares held by Dr. John Climax and Dr. Ronan Lambe, the founding Directors of the Company, which were transferred to Mr. Peter Gray, the then Chief Executive Officer of the Company.

Foreign currency translation reserve
The currency reserve comprises all foreign exchange differences arising from the translation of the financial statements of the company and its branches since 1 June 2004, the date of transition to IFRS.

Retained earnings
In addition to the profit for the period a credit of $16.4 million (2014: $8.9 million) has been recognised during the year in respect of the grant date fair value of exercised and expired share-based awards transferred from the Share-based payments reserve.

ICON Plc

Notes (continued)

15.	Related parties

The Company entered into the following transactions with subsidiary companies during the period:

	Period ended	Year ended
	31-Jul	31-Dec
	2015	2014
	$’000	$’000
Income Statement:
Management services	17,842	35,750
Profit on disposal of interest in subsidiaries (1)	350,000	-
Dividend received from subsidiary undertaking (2)	-	141,030

Total	367,842	176,780

Cash Flow Statement
Increase in intercompany debtors and investments	(216,543)	(10,667)

Total	(216,543)	(10,667)

(1)	On 30 July 2015 the Company sold a 13% shareholding in its subsidiary ICON Clinical Research Limited to ICON Investments 4, a fellow Group company (see note 11).

(2)	During 2014 the Company received dividends from its subsidiary undertaking ICON Clinical Research Limited for $140 million.

ICON Plc

Notes (continued)

15.	Related parties (continued)

The aggregate payroll costs of Directors of the Company for the period ended 31 July 2015 was as follows:

	Period ended	Year ended
	31 July	31 December
	2015	2014
	$’000	$’000

Salary and fees	1,483	2,330
Bonus	1,210	5,393
Other benefits	17	196
Pension costs for defined contribution pension schemes	77	62
Share-based payment	4,353	5,944

Total	7,140	13,925

Further information in relation to the remuneration of Directors and Executive Officers is set out in the Compensation and Organisation report in the Group’s Annual Report for the year ended 31 December 2014, which is available publically and can be obtained at http://investor.iconplc.com/annuals.cfm.

ICON Plc

Notes (continued)

16.	Commitments and Contingencies

The Company has several non-cancellable operating leases that expire over the next 3 years. These leases generally contain renewal options and require the company to pay all executory costs such as maintenance and insurance. The company recognised $1.5 million and $3.2 million in rental expense (including rates) for the interim period ended July 31, 2015 and the year ended December 31, 2014 respectively. Future minimum rental commitments for opening leases with non-cancellable terms in excess of one year are as follows:

Minimum rental
payments
$’000
2015	1,070
2016	2,252
2017	1,760
2018	1,027
Thereafter	-

Total	6,109

17.
The Company is not party to any litigation or other legal proceedings that the Company believes could reasonably be expected to have a material adverse effect on the Company’s business, results of operations and financial position.

18.	Group relationships and controlling parties

The Company is a public limited company incorporated in the Republic of Ireland. The Company’s ordinary shares are traded on the NASDAQ market. The Company prepares consolidated financial statements for itself and its subsidiary undertakings. These consolidated financial statements may be obtained from the Company’s website www.iconplc.com.

19.	Approval of financial statements

The board of directors approved these financial statements on 27 August 2015.